DUPLICATE

Number: BC0883133

BRITISH COLUMBIA

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that SAN ANTONIO VENTURES INC. changed its name to RENAISSANCE OIL CORP. on September 12, 2014 at 11:57 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 12, 2014

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada